Exhibit 4.7
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of Invesco Ltd.’s share capital may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Memorandum of Association and our Fourth Amended and Restated Bye-Laws, as amended (“Bye-Laws”). The descriptions of the Memorandum of Association and the Bye-Laws contained herein are qualified by reference to the actual documents.
General
Shares Authorized and Outstanding. The authorized share capital of Invesco Ltd. is 1,050,000,000 common shares of par value $0.20 each and 20,000,000 undesignated shares of par value $0.20 each, which may be issued without any prior shareholder approval as common shares or preference shares. The company designated 4,010,448 shares of 5.9% fixed rate non-cumulative perpetual series A preference shares of which 2,510,448 are currently outstanding. Our preferred stock is not registered. Please refer to the cover of our annual report on Form 10-K for the number of shares of our common stock outstanding.

DESCRIPTION OF COMMON STOCK
Unless the context otherwise requires, references to “shareholder” or “shareholders” means the person(s) whose name(s) appears on a company’s register of members or shareholders and who are the legal owners of the common shares concerned.
Voting Rights. In general, and except as provided below, a shareholder who is present in person and entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds. On a poll, the method by which we have conducted our previous shareholders’ meetings, each shareholder having the right to vote, who is present in person or by proxy, is entitled to one vote for each common share held. Under our Bye-Laws, subject to certain exceptions, including amalgamations and schemes of arrangement, which, in certain circumstances in accordance with the Bermuda Companies Act 1981 (as amended), require the affirmative vote of at least three-fourths of the votes cast, any questions proposed for the consideration of the shareholders at any general meeting generally are decided by the affirmative votes of a majority of the votes cast in accordance with our Bye-Laws. At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50 percent of the issued and outstanding shares entitled to vote at the meeting constitute a quorum for the transaction of business.
Action by Written Consent. Under Bermuda law and subject to our Bye-Laws, the Bermuda Companies Act 1981 (as amended) provides that shareholders may take action by resolution in writing signed by the majority of shareholders representing the majority required to pass the resolution if it was considered at a general meeting; our Bye-Laws, however, require a resolution in writing to be signed by 100 percent of shareholders who on the date of the resolution would be entitled to attend that meeting and vote on the resolution.
Listing. Our common shares are listed on the New York Stock Exchange under the symbol “IVZ.”
Sources and Payment of Dividends
Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that a company is, or after the payment is made would be, unable to pay its liabilities as they become due, or the realizable value of such company’s assets would be less, as a result of the payment, than its liabilities. Dividends or distributions of contributed surplus may not be paid out of the company’s share premium account. The excess of the consideration paid on an issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be applied in certain limited circumstances, for example, to pay up unissued shares which may be distributed to shareholders in proportion to their holdings as fully paid bonus shares, but is otherwise subject to limitation. Holders of our common shares are entitled to receive such dividends as lawfully may be declared from time to time by our board of directors.

Rights of Repurchase and Redemption
Upon a resolution of our board of directors, we may generally make open-market purchases of our shares without shareholder approval. Any shares repurchased by Invesco Ltd. would either be cancelled or held as treasury shares in accordance with the Bermuda Companies Act 1981 (as amended). In addition, we may only repurchase shares if on the date the repurchase is to be effected there are reasonable grounds for believing that Invesco Ltd. can pay its liabilities as they become due at the time of repurchase and thereafter.
Our Board of Directors
Our Bye-Laws provide that the number of directors will be determined by our board of directors. Currently, our board of directors consists of eleven persons. Each director is elected for a one-year term.
Liquidation Rights
If Invesco Ltd. is to be wound up, the liquidator may, with the sanction of a resolution of the shareholders, divide amongst the shareholders the whole or any part of the assets of Invesco Ltd. (whether they consist of property of the same kind or not) and may, for this purpose, set such value on these assets as the liquidator deems fair. However, no shareholder will be compelled to accept any shares or other securities or assets whereon there is any liability.
Nomination Procedures
The Bermuda Companies Act 1981 (as amended) provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least five percent (5%) of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders.
Under our Bye-Laws, for nominations or other business to be properly brought before an annual general meeting by a shareholder, the shareholder must have given timely notice thereof in writing to our corporate secretary and such other business must otherwise be a proper matter for shareholder action. Notice is considered timely only if given to our corporate secretary not less than 90 nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual general meeting of shareholders. However, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, any notice by the shareholder of business or the nomination of directors for election or re-election to be brought before the annual general meeting to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual general meeting and not later than the close of business on the later of the 90th day prior to such annual general meeting and the 10th day following the day on which public announcement of the date of such meeting is first made. Our Bye-Laws set forth the information that must be furnished to our corporate secretary in order for any such notice to be proper.
Amendment of Bye-Laws
Generally, our Bye-Laws may be rescinded, altered or amended, and new Bye-Laws may be made when approved by a resolution of our board of directors and by a resolution of our shareholders. However, our Bye-Laws require the affirmative vote of the holders of at least three-quarters of the total combined voting power of all our issued and outstanding shares in order to amend certain of our Bye-Laws.

Pre-emptive Rights
Under Bermuda law, unless otherwise provided in a company’s Bye-Laws, shareholders of a company are not entitled to pre-emptive rights. Our Bye-Laws do not provide for pre-emptive rights.

Preference Shares

Subject to our Bye-Laws and Bermuda law, our board of directors has the power to issue any of Invesco Ltd.’s undesignated shares as it determines, including the power to issue any shares or class of shares with preferred, deferred or other special rights.
Subject to certain limitations contained in our Bye-Laws and any limitations prescribed by applicable law, our board of directors is authorized to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting, and the designation of, any such series, without further vote or action by shareholders. Under our Memorandum of Association and Bye-Laws, there are 15,989,552 undesignated shares that may be issued either as common shares or as preference shares.
Share Class Rights
The rights attached to any class or series may be amended with the written consent of the holders of seventy-five percent (75%) of the issued shares of the class or series being affected or with the sanction of a resolution passed by the holders of not less than seventy-five percent (75%) of the issued shares of that class at a separate general meeting of the holders of the shares of the class or series voting in person or by proxy.
Rights of Inspection
Members of the general public have the right to inspect Invesco Ltd.’s public documents available at the office of the Registrar of Companies in Bermuda and the company’s registered office in Bermuda, which will include the company’s Memorandum of Association (including its objects and powers) and any alteration to the Memorandum of Association and documents relating to any increase or reduction of authorized capital. Shareholders have the additional right to inspect our Bye-Laws, minutes of general meetings and audited annual financial statements, which must be presented to the annual general meeting of shareholders. The register of shareholders is also open to inspection by shareholders or members of the public without charge, and copies are to be provided on request with the payment of the appropriate fee. Invesco Ltd. is also required to maintain a share register in Bermuda, but by giving the required notice to the Bermuda Registrar of Companies, the company may establish a branch register outside of Bermuda. Invesco Ltd. is required to keep at the registered office a register of the company’s directors and officers (containing that information required under Bermuda law), which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Restrictions of Transfer
Unless otherwise required by any applicable requirements of the New York Stock Exchange (or any other applicable stock exchange), we may decline to approve or to register any transfer of any shares if a written opinion from counsel has not been obtained to the effect that registration of such shares under the Securities Act is not required, and we must decline to approve or to register any transfer of any share if the transferee has not been approved by applicable governmental authorities if approval is required or if not in compliance with applicable consent, authorization or permission of any governmental body or agency in Bermuda. If we refuse to register a transfer of any share, our corporate secretary must send the transferor and transferee notice of the refusal within one month after the date on which the transfer was lodged. The registration of transfers may be suspended at such times and for such periods as the company may from time to time determine, but registration cannot be suspended for more than 45 days in any year.

Change of Control
Our Bye-Laws contain certain provisions that may impede or delay an unsolicited takeover of the company under certain circumstances. For example, under our Bye-Laws:

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we are prohibited from engaging, under certain circumstances, in a business combination (as defined in our Bye-Laws) with any interested shareholder (as defined in our Bye-Laws) for three years following the date that the shareholder became an interested shareholder;

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our board of directors, without further shareholder action, is permitted by our Bye-Laws to issue preference shares, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of an additional series. The rights of preferred shareholders may supersede the rights of common shareholders;

•	Shareholders may only remove directors for cause (as defined in our Bye-Laws);

•	our board of directors is authorized to expand its size and fill vacancies; and

•	shareholders cannot act by written consent unless the consent is unanimous.